UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendments No. 1)*


                           Duckwall Alco Stores, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)


                                    264142100
                      ------------------------------------
                                 (CUSIP Number)


                                  Jeffrey Macke
              Macke Asset Management, LLC, 2001 Union Street, #320,
                     San Francisco, CA 94123 (415) 775-2825
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                 (Name, Address and Telephone Number of Person Authorized to
                              Receive Notices and Communications


                                 April 11, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                               Page 1 of 7 Pages

CUSIP No.  264142100
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Macke Asset Management, LLC

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  |X|................................................................
                ----------------------------------------------------------------
        (b)  ...................................................................
             -------------------------------------------------------------------
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    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
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    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
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    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
                          ------------------------------------------------------
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    6.  Citizenship or Place of Organization     Delaware.......................
                                              ----------------------------------
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Number of        7.    Sole Voting Power       0................................
Shares Bene-                              --------------------------------------
ficially Owned   ---------------------------------------------------------------
by Each          8.    Shared Voting Power        666,976.......................
Reporting                                   ------------------------------------
Person With:     ---------------------------------------------------------------
                 9.    Sole Dispositive Power     0   ..........................
                                               ---------------------------------
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power        666,976...................
                                                --------------------------------
                 ---------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting
        Person     666,976......................................................
                  --------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    ..................................................
                              --------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)    16.0%.............
                                                            --------------------
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    14. Type of Reporting Person (See Instructions)
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   IA...........................................................................
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                               Page 2 of 7 Pages

CUSIP No. 264142100
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jeffrey Macke
--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  |X|................................................................
                ----------------------------------------------------------------
        (b)  | |................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
                          ------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     USA............................
                                              ----------------------------------
--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power       0................................
Shares Bene-                              --------------------------------------
ficially Owned   ---------------------------------------------------------------
by Each          8.    Shared Voting Power        666,976.......................
Reporting                                   ------------------------------------
Person With:     ---------------------------------------------------------------
                 9.    Sole Dispositive Power     0   ..........................
                                               ---------------------------------
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power        666,976...................
                                                --------------------------------
                 ---------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting
        Person     666,976......................................................
                  --------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    ..................................................
                              --------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)    16.0%.............
                                                            --------------------
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    14. Type of Reporting Person (See Instructions)
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   IN/HC........................................................................
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     ...........................................................................
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                                Page 3 of 7 pages

CUSIP No. 264142100
          ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Kenneth A. Macke

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  |X|................................................................
                ----------------------------------------------------------------
        (b)  | |................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) WC...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
                          ------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     California.....................
                                              ----------------------------------
--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power       0................................
Shares Bene-                              --------------------------------------
ficially Owned   ---------------------------------------------------------------
by Each          8.    Shared Voting Power        425,900.......................
Reporting                                   ------------------------------------
Person With:     ---------------------------------------------------------------
                 9.    Sole Dispositive Power     0   ..........................
                                               ---------------------------------
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power        425,900...................
                                                --------------------------------
                 ---------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting
        Person     425,900......................................................
                  --------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    ..................................................
                              --------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)    10.3%.............
                                                            --------------------
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    14. Type of Reporting Person (See Instructions)
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   HC, IN.......................................................................
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     ...........................................................................
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                                Page 4 of 7 pages

Item 1     Security and Issuer

           This statement relates to Common Stock ("Common Stock"), issued by Duckwall Alco Stores, Inc., a Kansas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 401 Cottage Street, Abilene, KS 67410.



Item 2     Identity and Background

           Name: Macke Asset Management, LLC ("Adviser")
           Place of Organization: California
           Principal Business: Investment Adviser
           Address: 2001 Union Street, #320, San Francisco, CA 94123 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: Jeffrey Macke
           Place of Organization: California
           Principal Business: Investment Advisor
           Address: 2001 Union Street, #320, San Francisco, CA 94123 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: USA

           Name: Kenneth A. Macke
           Place of Organization: California
           Principal Business:
           Address: 2001 Union Street, #320, San Francisco
           Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: USA


           Jeffrey Macke is the controlling and managing member of Adviser. Adviser serves as investment adviser to Kenneth A. Macke.

Item 3     Source and amount of Funds or other Consideration

           The aggregate amount of funds used by Macke Asset Management, LLC to purchase 666,976 shares of Common Stock owned by it was approximately $_____________. Such amount was derived from working capital.

           The aggregate amount of funds used by Kenneth A. Macke to purchase 425,900 shares of Common Stock owned by it was approximately $_____________. Such amount was derived from working capital.



Item 4     Purpose of Transaction


                               Page 5 of 7 Pages

           The Common Stock was originally purchased by the Reporting Persons for passive investment purposes.

           Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

           Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
           Schedule 13D.



Item 5     Interest in Securities of the Issuer

           (a) As of April 11, 2002, the Reporting Persons directly or indirectly beneficially owned 666,976 shares, or 16.0%, of Common Stock of DUCK (the approximate of the shares of Common Stock owned is based on 4,149,599 shares of common stock outstanding by DUCK on April 11, 2002).

               (1) Kenneth A. Macke owned 425,900 shares (10.3%)

           (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

           (c) A list of transactions in the past 60 days.

--------------------------------------------------------------------------------
         Party              Date    Amount Bought   Price per     Where & How
                                       (Sold)         Share        Effected
--------------------------------------------------------------------------------
Macke Asset Management    04/11/02         15,000        13.69  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/09/02         15,000        13.69  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/08/02          7,000        13.69  Open market
--------------------------------------------------------------------------------
Macke Asset Management    04/05/02         10,600        13.80  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/05/02          5,000        13.80  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/04/02          5,000        14.00  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/04/02          2,000        14.00  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          04/01/02            500        13.84  Open market
--------------------------------------------------------------------------------
Kenneth A. Macke          03/28/02          4,500        13.68  Open market
--------------------------------------------------------------------------------

           (d) Not Applicable

           (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Jeffrey Macke controls and manages the Adviser who makes voting and dispositive decisions for Kenneth A. Macke.


                               Page 6 of 7 Pages

Item 7     Material to Be Filed as Exhibits

           Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 21, 2002
                                   Jeffrey Macke

                                     /s/ Jeffrey A. Macke
                                   ---------------------------------------------
                                   Jeffrey Macke


                                   Macke Asset Management, LLC

                                     /s/ Jeffrey A. Macke
                                   ---------------------------------------------
                                   Jeffrey Macke, Managing Member


                                   Kenneth A. Macke

                                     /s/ Jeffrey A. Macke
                                   ---------------------------------------------
                                   Jeffrey Macke, Managing Member
                                   Macke Asset Management, LLC,
                                   Investment Adviser


                               Page 7 of 7 Pages